Exhibit 12.1

THE LUBRIZOL CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(all amounts except ratios are shown in millions)

	2009	2008	2007	2006	2005
Pretax income from continuing operations	$725.8	$17.0	$405.4	$266.1	$241.9
Add (deduct) earnings of less than 50% owned affiliates (net of distributed earnings) included in pretax income	(0.2)	(0.9)	(0.3)	(0.8)	0.1
Add fixed charges net of capitalized interest	120.5	89.5	101.4	108.5	114.9
Add previously capitalized interest amortized during period	1.5	0.9	0.7	1.0	1.1
Less the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(13.4)	(7.2)	(6.4)	(4.1)	(1.7)

"Earnings"	$834.2	$99.3	$500.7	$370.7	$356.3

Gross interest expense including capitalized interest	$113.0	$82.2	$93.5	$101.2	$105.8
Interest portion of rental expense	10.0	11.4	9.6	8.8	9.8

"Fixed charges"	$123.0	$93.6	$103.1	$110.0	$115.6

Ratio of earnings to fixed charges	6.78	1.06	4.86	3.37	3.08